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                                                             Exhibit (a)(2)(lxx)

FOR IMMEDIATE RELEASE                                               News Release
July 2, 2001
                                              [Willamette Industries, Inc. Logo]



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
CONTACT:    Greg Hawley            Cathy Dunn             Paul Verbinnen/David Reno/
            EVP & CFO              VP Communications      Jim Barron
            Willamette Industries  Willamette Industries  Citigate Sard Verbinnen
            503-273-5640           503-273-5642           212-687-8080
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                    WILLAMETTE COMMENTS ON PRELIMINARY BOARD
                                ELECTION RESULTS

                   Says Will Continue to Fight for Full Value

     PORTLAND, ORE - July 2, 2001 - Willamette Industries (NYSE: WLL) announced today preliminary results in the election of three nominees to its Board of Directors.

     In the preliminary vote count provided by the independent inspectors of election, IVS Associates, Inc., three nominees, Thomas M. Luthy, Robert C. Lane and Evelyn Cruz Sroufe, appear to have received votes totaling approximately
48.35 million shares, or 44.1% of the total shares outstanding, with Kenneth W. Hergenhan, Duane C. McDougall and Robert M. Smelick receiving votes totaling approximately 46.85 million shares, or 42.7% of the total shares outstanding. Willamette has approximately 109.6 million shares outstanding. These preliminary results are subject to review by the Company and by Weyerhaeuser Company (NYSE:
WY) before they are certified. Final certification of the vote is expected in several weeks.

     Commenting on the preliminary election results, Willamette Chairman William Swindells said, "The preliminary results indicate that Weyerhaueser has won an extremely close vote. That, and the fact that Weyerhaeuser failed to gain a majority of our outstanding shares, reaffirm our view that our shareholders do not support a sale of Willamette for $50 per share. Indeed, even most of the shareholders that we have spoken to who voted for Weyerhaeusers' slate don't support Weyerhaeuser's $50 offer."
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     "This election has done nothing to change our view that Weyerhaeuser's $50 per share offer is woefully inadequate. We believe that we can generate greater value on our own, and we will fight for as long as it takes on behalf of our shareholders to deliver this value. The onus is still on Weyerhaeuser to make a real offer or drop its hostile bid."

      "I want to thank Ben Whiteley - as well as Robert Smelick, Kenneth Hergenhan and, of course, Duane McDougall - for their dedicated service on Willamette's Board. All four of these gentlemen have made enormous contributions to Willamette and have taken very seriously their fiduciary responsibilities to shareholders. Duane, in his capacity as President and CEO of Willamette, will continue to work closely with the board," Swindells concluded.

     Duane C. McDougall, President and Chief Executive Officer of Willamette, said, "I look forward to continuing to work closely with Willamette's Board of Directors. The Board will determine where we go from here, and I'm confident that they will continue to take their fiduciary duties seriously and do what is right for Willamette's shareholders and other constituencies.

     "I have been extremely gratified by the support we have received throughout this fight from our shareholders, employees, customers and communities and I would like to thank all of them for their support and encouragement," McDougall concluded.

     Willamette Industries is an integrated forest products company with 105 plants, located in the U.S., France, Ireland and Mexico. The company owns 1.7 million acres of forestland in the U.S. and manages it sustainably to produce building materials, composite wood panels, fine paper, office paper products, corrugated packaging and grocery bags.

                                    #  #  #

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward looking statement made by Willamette with respect to the Weyerhaeuser tender offer is not entitled to the benefit of the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including pricing pressures; the cost and availability of wood fiber; the effect of natural disasters on the Company's timberlands; construction delays; risk of nonperformance by third parties; and the impact of environmental regulations and other costs associated with complying with such regulations. Please refer to Willamette Industries' Securities and Exchange Commission filings for further information.